Exhibit 99.2


INDEPENDENT ACCOUNTANTS' REPORT


To the Board of Directors of Dillard National Bank

We have examined management's assertions, included in the accompanying Management's Report on Internal Control Related to Servicing Procedures dated March 30, 2004, that Dillard National Bank ("DNB") (wholly-owned subsidiary of Dillard Investment Co., Inc. (wholly-owned subsidiary of Dillard's, Inc.)) maintained effective internal control over the servicing procedures performed by DNB, in relation to the assets of The Dillard Master Credit Card Trust I (the "Trust") formed pursuant to the Pooling and Servicing Agreement dated August 1, 1998, as amended ("Amended Agreement"), based on `Internal Control--Integrated Framework' issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO report") as of December 31, 2003. Management is responsible for maintaining effective internal control over the servicing procedures provided by DNB to the Trust. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of internal control over the servicing procedures performed by DNB, as Servicer, under the applicable sections of the Amended Agreement, testing and evaluating the design and operating effectiveness of the internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control over the servicing procedures performed by DNB, as Servicer, to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.


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In our opinion, management's assertion that DNB maintained effective internal control over the servicing procedures performed by DNB to the Trust as of December 31, 2003, insofar as such internal control relates to amounts that would be material to the assets of the Trust, is fairly stated, in all material respects, based on the criteria established in the COSO report.


/s/ Deloitte & Touche LLP

March 30, 2004

Phoenix, Arizona


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MANAGEMENT'S REPORT ON INTERNAL CONTROL RELATED TO
SERVICING PROCEDURES

The management of Dillard National Bank (wholly-owned subsidiary of Dillard Investment Co., Inc. (wholly-owned subsidiary of Dillard's, Inc.) the "Company") is responsible for establishing and maintaining effective internal control over the servicing procedures provided by the Company, as Servicer, to The Dillard Master Credit Card Trust I (the "Trust"), under the terms of the Pooling and Servicing Agreement dated as of August 1, 1998, as amended (the "Agreement").

Because of inherent limitations in any internal control, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control over the servicing procedures performed by the Company to the Trust, as Servicer, to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management's assessment of its internal control is based on criteria for effective internal control described in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that the Company maintained effective internal control over the servicing procedures provided to the Trust under the terms of the Agreement as of December 31, 2003.

By: /s/ Charles O. Unfried
Name: Charles O. Unfried
Title: CEO

By: /s/ Randal L. Hankins
Name: Randal L. Hankins
Title: President

Date:  March 30, 2004